United States securities and exchange commission logo





                              October 26, 2022

       Guo-Liang Yu
       Chief Executive Officer
       Apollomics Inc.
       989 E. Hillsdale Blvd., Suite 220
       Foster City, CA 94404

                                                        Re: Apollomics Inc.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted September
29, 2022
                                                            CIK No. 0001944885

       Dear Guo-Liang Yu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted September 29, 2022

       Cover Page

   1. We note your disclosure that you face various legal and operational risks associated with doing business in
China. Please revise to make clear whether these risks could cause the value of your
securities to significantly decline or be worthless. Please also revise your disclosure to address
how recent statements and regulatory actions by China   s
                                                        government, such as
those related to data security and anti-monopoly concerns, have or may impact Apollomics'
ability to conduct its business, accept foreign investments, or list on a U.S. or other
foreign exchange.
   2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the
disclosure throughout the document so that it is clear to investors which
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           Inc.
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         entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Additionally, revise your diagram of the structure of Appollomics following the business combination on page 27 to briefly describe the operations of your subsidiaries.
3. Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.
4. We note your disclosure that the Statement of Protocol with the CSRC and the Ministry of
         Finance of the People's Republic of China establishes a framework for the PCAOB to conduct inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong. Please revise to also disclose that the PCAOB will be required to reassess its determinations by the end of 2022.
Industry and Market Data, page 2

5. We note your disclosure that industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. This statement implies a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
Questions and Answers about the Proposals
Q. What conditions must be satisfied to complete the Business Combination?, page 18

6. Please revise to identify the conditions that the parties may waive and still proceed with the business combination, as you have done on page 174.
Q. How will the Sponsor and Maxpro's officers and directors vote in connection with the
Stockholder Proposals?, page 23

7. Please disclose if any consideration was received by the Sponsors in connection with their agreement to vote their shares in favor of the business combination agreement.
Q. May the Sponsor or Maxpro's directors, officers or advisors, or their affiliates, purchase shares in connection..., page 24

8. We note the statement that the Sponsors and their affiliates may purchase shares and/or warrants with the purpose of voting them in favor of the Business Combination. Please provide your analysis on how such purchases would comply with the requirements of Rule
         14e-5. Consider the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01 in your response. Guo-Liang Yu
Apollomics Inc.
October 26, 2022
Page 3
Summary of the Proxy Statement/Prospectus
Apollomics, page 25

9.       Please revise your summary to provide more background on Apollomics'
business
         including a more complete discussion of the development status of your products. Please also discuss any steps you must take before commercialization of your product candidates.
10. Clearly identify the entity in which investors hold their interest and the entities in which
         the company   s operations are conducted.
11. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Structure of Apollomics Before the Business Combination, page 26

12. Please revise your disclosure to affirmatively state, if true, that Apollomics' corporate structure contains no variable interest entities.
13. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
         Additionally, disclose if you have specific cash management policies that dictate how funds are transferred through your organization and if applicable, describe such policies and procedures.
PRC Regulatory Approvals, page 34

14. Please revise your disclosure to state affirmatively whether you have received all requisite
FirstName LastNameGuo-Liang Yu
       permissions or approvals and whether any permissions or approvals have been denied. We
Comapany
       note NameApollomics     Inc.you relied on the advice of PRC counsel
JunHe LLP. Please file
             your disclosure that
Octoberthe
         26,consent of counsel
             2022 Page   3     as an exhibit to the registration statement.
FirstName LastName
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Summary of Certain Risk Factors, page 38

15. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each summary risk factor, provide a cross reference to the corresponding risk factor in the risk factors section.
16. Please relocate your discussion of risks related to your operations in China to the beginning of this section and make a corresponding change in your risk factors section. In your revisions, consider separating the risks highlighted here into distinct sections, as you have done in your risk factors section.
Risks Related to Doing Business in China, page 102

17. We note that your definition of "China" and "PRC" on page 3 excludes Hong Kong,
         Macau and Taiwan for the purposes of your Proxy Statement/Prospectus. Please revise to clarify, where appropriate, that the legal and operational risks of doing business in China also apply to operations in Hong Kong and Macau.
18.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
19. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your
 Guo-Liang Yu
Apollomics Inc.
October 26, 2022
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         business and to affirmatively state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Apollomics audit report to be included in our proxy statement/prospectus was prepared by an auditor located in mainland China..., page 109

20. We note your disclosure about the Holding Foreign Companies Accountable Act. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Apollomics has concluded that there is a significant deficiency in its internal control over financial reporting..., page 131

21. Please revise this risk factor to identify the nature of the significant deficiency and discuss the steps you have taken, or will take, in order to remediate the significant deficiency in your internal controls.
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 139

22. Please clarify when Maxpro decided not to proceed with a transaction with Target
         A or Target B. Please also provide a more fulsome discussion of Maxpro's reasoning for not entering into a transaction with either of these potential targets.
23. Please disclose Maxpro's initial valuation of Apollomics and revise to quantify the final valuation agreed upon in connection with the business combination. Clarify if there were any differences between the two valuations and clearly state the reasoning for any such changes. Please also explain the basis for the Maxpro Board's valuation, including the underlying methodology and assumptions. We note for example your disclosure that at the
         September 7 meeting, representatives of ARC Group Ltd. discussed the valuation of
         Apollomics. Discuss the valuation analyses provided to the Maxpro
Board.
Proposal No. 1 - The Business Combination Proposal
Description of Fairness Opinion of Marshall & Stevens, page 147

24. We note your disclosure that Marshall & Stevens did not update or revise its fairness opinion to reflect the transaction structure whereby Apollomics will issue its securities to shareholders of Maxpro with Apollomics as the surviving company. Please expand your
FirstName LastNameGuo-Liang Yu
       disclosure here and in references throughout the filing to explain the implications of this
Comapany    NameApollomics
       fact to                  Inc. how the Maxpro Board considered this fact
in determining to
               investors, including
Octoberrecommend    the terms
         26, 2022 Page   5     of the business combination.
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Certain Unaudited Prospective Financial Information Regarding Apollomics, page
153

25. We note the disclaimers throughout this section that readers are cautioned not to rely on the prospective financial projections. While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.
Certain Material Tax Considerations
Tax Consequences to U.S. Holders of the Merger, page 186

26. We note your disclosure that the parties "intend" for this transaction to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue
         Code. Please have counsel provide a tax opinion addressing the material tax consequences to shareholders. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Section III.C. 3 and 4 of Staff
         Legal Bulletin No. 19.
Information about Apollomics, page 201

27.      Please include a more detailed description of Apollomics    corporate
history. For example,
         we note from your disclosure on page 229 that Apollomics wholly-owned subsidiary was originally spun-off from Crown Biosciences International and much of the intellectual property owned by Apollomics was transferred to them as part of this spin-off. Please revise to include this information in your overview of Apollomics on page 201.
28. Please increase the size of the graphics appearing throughout this section so that the text is legible, including the pipeline table on page 203. We may have further comment after reviewing your response.
Immuno-Oncology Drugs, page 202

29.      We to note your statement that APL-501 has    has anti-tumor activity
comparable to the
         marketed anti-PD-1 antibody.    Please revise to remove conclusions
regarding the
         efficacy of your product candidates. Please also revise to clarify whether the study producing these results was conducted as a head-to-head trial against this conventional method. To the extent that this is not a head-to-head trial, please remove the statement or tell us why you believe such comparison is appropriate.
Anti-Cancer Enhancers, page 202

30. Please remove "first-in-class" references here and throughout the prospectus as these statements are speculative in light of the current regulatory status of your product candidates.
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Drug Candidate Development Status, page 203

31. We note the inclusion of the product candidates APL-108, APL-810 and APL-801 in your pipeline table. Given the limited disclosure related to these product candidates, please explain why they are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure to provide a more fulsome discussion of these product candidates, including a description of preclinical studies or development activities conducted. Alternatively, remove any product candidates that are not currently material from your pipeline table on page 203. We will not object to a narrative discussion of your development plans. APL-101 c-Met Tyrosine Kinase Inhibitor (TKI), page 211

32. Please revise your disclosure to present objective information about trial results, rather than conclusions as to the safety or efficacy of your product candidates. For example, on page 213 you state that APL-101 showed "preliminary efficacy" for the treatment of non-
         small cell lung cancer. Please revise this statement, and any others like it, to remove conclusions of safety and efficacy, as these conclusions are within the sole authority of the
         FDA and comparable foreign regulators.
33. Please revise the discussion of your clinical trials conducted here, and throughout the remainder of this section, to disclose if any Serious Adverse Events were observed and the primary and secondary endpoint for each trial discussed.
Licensing and Collaboration Agreements, page 230

34. Please revise your discussion of the RevMab and TYG agreements to provide a more complete discussion of the material terms of these agreements. Your revisions should include the nature and scope of intellectual property transferred,
each parties    rights and
         obligations, the duration of agreement and royalty term, any termination provisions, up-
         front or execution payments received or paid, aggregate amounts paid or received to date under agreement, aggregate future potential milestone payments to be paid or received, segregated by regulatory and commercial milestones, and applicable royalty rates or a royalty range not to exceed ten percentage points. Additionally, please file the agreements discussed in this section as exhibits to the registration statement or tell us why you believe such filing is not required.

Intellectual Property, page 239

35. Please revise this section to specify the type of protection (e.g. method, composition of matter) for each material patent disclosed in this section.
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United States regulation of pharmaceutical product development and approval, page 245

36. For each accelerated approval process discussed in this section, please revise to explicitly state that these designations do not grant any advantages in the regulatory approval process or guarantee eventual approval by the FDA.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 308

37. Please revise the Pro Forma Balance Sheet column such that the amounts equal the historical balances of Apollomics and Maxpro, considering the US GAAP to IFRS conversion and transaction accounting adjustments. For example, it appears that the Pro
         Forma Balance Sheet cash and cash equivalents amount in Scenario 1 should be $144,123.
Enforcement of Civil Liability , page 340

38. Revise your disclosure here and in your risk factor on page 132 to affirmatively state whether any of your officers, directors or other members of senior management are located in China. If so, disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions. Additionally, if your officers, directors or other members of management are located in China, please include a summary risk factor describing that it may be difficult to enforce any judgments obtained from foreign courts against you or your management in mainland China.
Exclusive Forum, page B-40

39. We note the courts of the Cayman Islands will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf. Please include a risk factor discussing the risks related to your exclusive forum, including that such a provision may result in increased costs for investors to bring a claim and that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Apollomics Inc. Notes to Consolidated Financial Statements
4. Significant Accounting Policies
Basis of consolidation, page F-44

40. Please tell us if you consolidate any variable interest entities and the significance of those entities to your consolidated financial statements. If material to your operations, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue
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Apollomics Inc.
October 26, 2022
Page 9
      and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions.
      Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

General

41. We note that EF Hutton was the underwriter for the initial public offering of the SPAC and that ARC Group Ltd served as a financial advisor to Maxpro in connection with this transaction. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us whether you have received notice from these institution about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company.
      In addition, identify any financial advisors who served Apollomics in connection with the proposed transaction, and provide similar disclosure as applicable.
       You may contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Christine Westbrook at 202-551-5019 with any other questions.



                                                             Sincerely,
FirstName LastNameGuo-Liang Yu
                                                             Division of
Corporation Finance
Comapany NameApollomics Inc.
                                                             Office of Life
Sciences
October 26, 2022 Page 9
cc:       Daniel Nussen, Esq.
FirstName LastName